SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒       Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐       No  ☒

This report on Form 6-K contains:

- Adecco SA: Media Release “Adecco confident” (30 January 2004)

Media release

Adecco Confident

C h é s e r e x, Switzerland, January 30, 2004: the Board of Directors of Adecco S.A. issued the following statement:

•	Demand for Adecco’s services based on the latest available information is stronger than last year. Mr. John Bowmer, Executive Chairman of the Board, commented: “Based on currently available management reports, demand for the Company’s services thus far this year is within the Company’s expectations and the business remains healthy.”

•	The Company’s current financial position is sound. Internal analysis shows that the Company’s net debt position (including off-balance sheet debt) amounted to approximately Euro 900 million at year-end. The reduction in net debt in the fourth quarter resulted mostly from the Company’s operating activities.

•	As stated before, material weaknesses in Adecco Staffing North America’s internal controls have been identified, and an investigation pertaining to accounting, internal controls and compliance issues at the Company is underway. The enquiries regarding all these issues are at an early stage. Based on the currently available information, however, the Board has so far found no evidence demonstrating any major misappropriations or irregularities that would be financially significant to the Company as a whole. Instances of local misappropriations and irregularities — mainly at branch-level — have been identified in certain countries. However, the Board does not believe these instances will turn out to be financially significant to the Company as a whole, although, as any such conduct would be, they are nonetheless of concern to the Company.

•	The Board has decided to appoint Mr. Richard Kilsby as Independent Monitor tasked to assure the independence of the investigation currently being conducted by the New York law firm of Paul, Weiss, Rifkind, Wharton and Garrison LLP. The Board has decided upon this appointment to underline its commitment to a full, complete and independent investigation.

•	The Company is initiating steps to improve significantly its control systems. Mr. Bowmer commented: “We are working to reinforce and improve our systems and our finance function, and are determined to work through and learn quickly from these problems. We expect that Adecco will be an even stronger company when coming out of this period. “

•	The Company has appointed Mr. Ray Roe as Chief Executive Officer of Adecco Group’s North American operations, including Adecco Staffing, Ajilon, and Lee Hecht Harrison. In this capacity Ray Roe will be reporting to Jerome Caille, Adecco’s Chief Executive Officer. In Ajilon, as Chief Executive of the division he led a successful restructuring of the business. The Board and management are very pleased with Ray Roe’s appointment and believe he will bring his leadership skills and drive to resolve the issues at Adecco Staffing North America. Ray Roe has the Board’s and management’s full support in doing what is necessary to sustain Adecco’s industry leadership in North America.

•	The Board would like to caution the public to rely only on statements officially issued by the Company on the matters concerning the delay in the audit and related issues, which prior to this release, included only the Company’s media releases of January 12 and January 16. The Board is committed to communicate with the Company’s stakeholders in a timely manner.

•	The Board of Directors wishes to thank the Company’s management team and employees around the world for their commitment and hard work during this period.

•	The Board of Directors also wishes to thank wholeheartedly the Company’s clients and associates for their loyalty.

About Richard Kilsby

Richard Kilsby was previously Vice Chairman of virt-x plc, which operates the stock exchange for SMI companies. He was also CEO of Tradepoint. He previously served as Executive Director at the London Stock Exchange, responsible for listing, market regulation and business development. He also held senior positions at Bankers Trust both in Europe and in the United States. Prior to that, he was Vice Chairman of Charterhouse Group and CEO of Charterhouse Bank. His earlier career was with PriceWaterhouse, where he was a partner from 1984 to 1988.

About Ray Roe

Ray Roe joined the Adecco organization in 1993 as a branch manager with Lee Hecht Harrison, the Group’s career services division, which specializes in outplacement. In 1996, Roe became Lee Hecht Harrison’s chief operating officer. Two years later Roe assumed control of all Adecco operations in the Asia-Pacific Region. He became CEO of Ajilon in 2002. Roe was a significant contributor to the redesign of Lee Hecht Harrison, which made it one of the leading outplacement firms in the world. He also spearheaded Adecco’s growth in the Asia-Pacific Region and was involved in the acquisition and integration of Career Staff in Japan. Before joining the Adecco Group, Roe had a 26-year career in the US Army, from which he retired in 1993 as Brigadier General. He was among the first in his graduating class at West Point to achieve that rank. One of many prestigious assignments Roe had during his distinguished Army career was his position as Commanding General of the Army’s elite 9th Infantry Division.

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Adecco S.A. as of the date of the release, and we assume no obligation to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the time necessary to complete the independent inquiry and the results of that investigation and related governmental inquiries, and the effect of the results of the investigations on the completion of the audit.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, and in our other reports filed from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching; Jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Additional information is available at the Company’s website at www.adecco.com

Enquiries

Adecco media centre:	+41 1 878 8888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated:	30 January 2004	By:	/s/ ANDRES CANO

Andres Cano Chief Financial Officer ad interim

Dated:	30 January 2004	By:	/s/ HANS R. BRÜTSCH

Hans R. Brütsch Corporate Secretary